Mary K. (Kate) Johnson, Counsel PHL Variable Insurance Company One American Row, Hartford, CT 06102-5056 Direct dial (860) 403-6486

April 30, 2010

Mr. Min S. Oh

Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

VIA EDGAR

RE:	PHL Variable Insurance Company
Post-Effective Amendment No. 4 on Form S-1
File No. 333-137802

Dear Mr. Oh:

Below please find our response to the staff’s request regarding post-effective amendment number 4 to the registration statement on Form S-1, File No. 333-137802 (the “Registration Statement”).

The Registrant represents that, upon completion of the staff’s review and effectiveness of the New Income Edge filing (File No. 333-161382), it will file a subsequent post-effective amendment to the Registration Statement to incorporate the changes, as appropriate, the Registrant has made in response to such completed review of the New Income Edge as well as in response to additional comments for post-effective amendment number 4 to the Registration Statement.

If you should have any questions with regard to this filing, please contact the undersigned.

Sincerely,

/s/ Mary K. (Kate) Johnson
Mary K. (Kate) Johnson Counsel